Commission File No.: 0-29954

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

THE THOMSON CORPORATION

(Translation of registrant's name into English)

Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, 66 Wellington St. West
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

EXHIBIT INDEX IS LOCATED AT PAGE 2 OF 5

Information furnished on this form:

Press Release dated July 10, 2002 of The Thomson Corporation entitled ''Thomson Names Deirdre Stanley Senior Vice President and General Counsel''.

EXHIBIT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in Exhibit number 1 constitute forward-looking statements, which are based on the Corporation's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Thomson Corporation
(Registrant)

Date: July 10, 2002   /s/ Paula R. Monaghan
                                                              Assistant Secretary



The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 969-8700 Fax (203) 977-8354
www.thomson.com

THOMSON™

News Release

Media Contact:

Jason Stewart
Director, Public Relations
(203) 328-8339
jason.stewart@thomson.com

For Immediate Release

THOMSON NAMES DEIRDRE STANLEY SENIOR VICE PRESIDENT AND GENERAL COUNSEL

STAMFORD, Conn. and TORONTO, July 10, 2002 — The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced that Deirdre Stanley, age 37, has joined Thomson as senior vice president and general counsel, effective July 8, 2002.

In this strategic leadership position, Ms. Stanley will have responsibility for heading the global legal function for Thomson, including overseeing all aspects of its legal affairs and leading the day-to-day operations of the legal department. Ms. Stanley will report to Robert D. Daleo, executive vice president and CFO of The Thomson Corporation.

''I am very pleased to welcome Deirdre to the Thomson executive team at this exciting moment in our corporate evolution, following our recent offering and listing on the New York Stock Exchange,'' said Mr. Daleo. ''Deirdre brings extensive legal and strategic planning experience to this important role, and I look forward to her advice and counsel as we explore new opportunities for Thomson in the years ahead.''

Most recently, Ms. Stanley served as executive vice president, business development & strategy for the Electronics Commerce Solutions Division of USA Networks, Inc. She joined USA Networks as deputy general counsel in 1999. Previously, she served as associate general counsel for domestic strategic transactions at GTE Corporation. Ms. Stanley started her career as a corporate associate with the Cravath, Swaine & Moore law firm, working in their New York and London offices.

Ms. Stanley holds a B.A. degree in Mathematics and Public Policy from Duke University, a J.D. from Harvard Law School, and completed a one-year Fellowship Program at the London School of Economics.

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The Thomson Corporation

The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).